UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________________ to __________________

Commission file number           33-63026

A.           Full title of the plan and the address of the plan, if different from that of the issuer named below:

Morgan Stanley 401(k) Plan
c/o Morgan Stanley Benefits Department
522 Fifth Avenue
Twenty-third Floor
New York, NY 10036

B.           Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

MORGAN STANLEY
1585 Broadway
New York, NY 10036

MORGAN STANLEY 401(k) PLAN

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2011 and 2010	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2011	3

Notes to Financial Statements as of December 31, 2011 and 2010, and for the Year Ended December 31, 2011	4-24

SUPPLEMENTAL SCHEDULE —

Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2011	25

NOTE:
All other schedules required by section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Plan Participants and Administrator of the
Morgan Stanley 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of Morgan Stanley 401(k) Plan (the “Plan”) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2011 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP
New York, NY

June 27, 2012

MORGAN STANLEY 401(K) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2011 AND 2010

	2011	2010

ASSETS:
Investments – at fair value:
Interest in Master Trust (Note 8)	$3,984,343,510	$4,589,941,150

Receivables:
Employer contributions	161,713,010	109,241,536
Notes receivable from participants	51,827,994	48,977,804
Total Receivables	213,541,004	158,219,340

Total Assets	4,197,884,514	4,748,160,490

NET ASSETS AVAILABLE FOR BENEFITS
AT FAIR VALUE	4,197,884,514	4,748,160,490

Adjustment from fair value to contract value for
fully benefit-responsive investment contracts	4,934,076	21,612,423

NET ASSETS AVAILABLE FOR BENEFITS	$4,202,818,590	$4,769,772,913

See notes to financial statements.

MORGAN STANLEY 401(K) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2011

ADDITIONS:
Employer contributions	$161,713,010
Participant contributions	247,832,712
Rollover contributions	11,528,329
Total contributions	421,074,051

Interest income on notes receivable from participants	2,362,619

Total additions	423,436,670

DEDUCTIONS:
Net investment loss:
Interest in Master Trust net investment loss (Note 8)	625,999,592

Payment of benefits	364,391,401

Total deductions	990,390,993

DECREASE IN NET ASSETS
AVAILABLE FOR BENEFITS	566,954,323

NET ASSETS AVAILABLE FOR BENEFITS—Beginning of year	4,769,772,913

NET ASSETS AVAILABLE FOR BENEFITS—End of year	$4,202,818,590

See notes to financial statements.

MORGAN STANLEY 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2011 AND 2010, AND FOR THE YEAR ENDED DECEMBER 31, 2011

1.	DESCRIPTION OF THE PLAN

The following summary of the Morgan Stanley 401(k) Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information. Terms used in this description have the same meaning as in the Plan.

General — The Plan is a profit-sharing plan that includes a “qualified cash or deferred arrangement” as described in section 401(k) of the Internal Revenue Code of 1986, as amended (the “Code”), and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Morgan Stanley & Co. LLC is a limited liability company whose sole member is Morgan Stanley Domestic Holdings Inc., the Plan’s sponsor (the “Plan Sponsor”), a corporation wholly owned by Morgan Stanley Capital Management, LLC, a limited liability company whose sole member is Morgan Stanley (the “Company”). Morgan Stanley’s Global Director of Human Resources or his or her delegate (“the Plan Administrator”) has the authority to control and manage the operation and administration of the Plan, make rules and regulations and take actions to administer the Plan.

All of the Plan’s investments are held in a trust account (“trust account”) at The Bank of New York Mellon (the “Trustee”). Effective January 3, 2012, The Bank of New York Mellon was replaced as trustee of the trust account by The Northern Trust Company, N.A. The Morgan Stanley Defined Contribution Master Trust (the “Master Trust”) includes commingled assets of the Plan and the Morgan Stanley 401(k) Savings Plan (the “Savings Plan”). The Plan’s interest in the Morgan Stanley Stock Fund is designated as an employee stock ownership plan within the meaning of Code section 4975(e)(7) to the extent provided in the Plan.

Eligibility — U.S. benefits-eligible employees, generally defined as full-time and part-time employees (regularly scheduled to work at least 50% of the Company’s standard work week) of participating companies are eligible to participate in the Plan upon hire. Part-time employees regularly scheduled to work less than 50% of the Company’s standard work week are eligible to participate after completing one year of service and attaining age 21.

Eligible participants who terminate employment and are later rehired by a participating company may participate in the Plan immediately upon rehire. Individuals who are (a) classified by a participating company as non-U.S. benefits-eligible workers, interns, summer associates, contingent workers, leased workers, independent contractors or consultants, regardless of whether or not such classification is subsequently upheld for any purpose by a court or federal, state or local administrative authority; (b) covered by a collective bargaining agreement with respect to which a participating company is a party, unless such agreement provides for participation in the Plan; or (c) first hired or transferred to a participating company while in an hourly status on or after July 1, 2004, are not eligible to participate in the Plan.

Employee Contributions — Eligible participants may elect to contribute before-tax or Roth after-tax contributions of 1% to 30% of eligible pay subject to Code limits ($16,500 for 2011). Those participants who have attained at least age 50 by the end of the year may elect a before-tax or Roth after-tax (see below) “Catch-Up Contribution” of 1% to 30% of eligible pay, subject to Code limits ($5,500 for 2011).

Eligible participants may also elect to contribute non-Roth after-tax contributions of 1% to 30% of eligible earnings.  Eligible participants making non-Roth after-tax contributions include eligible employees considered to be non-highly compensated employees (for 2011, employees who earned less than $215,736 during 2010).  Participants may also contribute amounts representing eligible rollover distributions from other qualified retirement plans, other than other qualified plans sponsored by the Company and its affiliates. All contributions are subject to certain Code limitations.

Different limits apply in the case of residents of the Commonwealth of Puerto Rico and participants returning from a qualified military service leave. Puerto Rico residents may elect to defer up to $10,000 in before-tax contributions and are not permitted to make Roth after-tax contributions.  Puerto Rico residents age 50 or over can make Catch-Up Contributions limited to $1,000 for 2011. Effective January 1, 2012, Puerto Rico residents cannot make or receive contributions under the Plan.

Company Contributions — To be eligible for Company contributions for a given year, generally an employee must participate in the Plan by making before-tax or Roth after-tax contributions in that year and must be employed by the Company or a participating affiliate on December 31 of that year.

In addition, participants who terminate employment with the Company due to death, Retirement or Release, or are classified as Totally and Permanently Disabled, each as defined by the Plan, are eligible to receive Company contributions for the last calendar year in which they work.

The Plan-provided Company match formula for 2011 was as follows:

•	$1.00 for each dollar the employee contributed to the Plan up to a maximum of 4% of eligible pay up to the Code limit of $245,000.

The total 2011 Company match was calculated taking into account participant contributions up to 4% of eligible pay, limited to $245,000. The maximum Company match for 2011 was limited to $9,800. The Company can make matching contributions in shares of Morgan Stanley common stock contributed directly to the Plan or in cash invested in the Morgan Stanley Stock Fund.  Historically, the contribution has been satisfied by using balances in forfeited nonvested accounts and by a stock contribution from the Company.

The 2011 Company match on pre-tax contributions and Roth elective deferrals was made to the Morgan Stanley Stock Fund under the Plan in January 2012. The amount of the 2011 Company match to the Plan was $120,078,150 of which $119,246,484 was funded by treasury shares and $831,666 was covered by forfeitures already in the Plan. The contribution that was funded by treasury shares was recorded as employer contributions receivable as of December 31, 2011 and paid by the Company in January 2012.

Fixed Contribution: To be eligible for a 2011 Fixed Contribution, an employee must: have annualized base pay or eligible pay for the year of $100,000 or less; not be employed as a Financial Advisor, Producing Assistant Branch Manager, Producing Branch Manager, or Producing Sales Manager (or equivalent title) as of December 31; and not be an Advisory Director or Senior Advisor (or equivalent title) as of December 31. Eligible employees receive a Fixed Contribution regardless of whether or not they contribute to the Plan or receive a Company match.

The 2011 Fixed Contribution is 2% of eligible pay as of December 31. The amount of the 2011 Fixed Contribution to the Plan was $11,074,208 of which $882,937 was covered by forfeitures already in the Plan. The net $10,191,271 was recorded as employer contributions receivable as of December 31, 2011 and paid in cash by the Company in January 2012.

Morgan Stanley Transition Contribution:  To be eligible for a 2011 Morgan Stanley Transition Contribution, an employee must: have earned a Morgan Stanley pension benefit or received a 401(k) Plan Retirement Contribution in 2010, and be employed by a participating company and at least age 45 with five or more years of service at December 31, 2010. Eligible employees receive a Morgan Stanley Transition Contribution regardless of whether or not they contribute to the Plan. Morgan Stanley Transition Contributions may be available under the Plan for up to 10 Plan Years as determined by the Plan Sponsor, beginning with the 2011 Plan year (deposited into accounts in 2012).

The Morgan Stanley Transition Contribution is based on a formula generally intended to provide 80% of (1) minus (2):

1.	Under the Plan provisions in effect in 2010:

The estimated value of the benefit the employee would have earned under the Pension Plan (or what the employee would have received as a Retirement Contribution in the 401(k) plans), plus

The Company Match the employee would have received had the employee contributed 6% of eligible pay to the 401(k) plans (regardless of how much the employee actually contributed).

2.	Under the Plan provisions in effect during the applicable Plan year:

The Company Match the employee would have received had the employee contributed 4% of eligible pay to the 401(k) plans (regardless of how much the employee actually contributed), plus

The Fixed Contribution for the Plan year, if applicable.

The amount of the 2011 Morgan Stanley Transition Contribution to the Plan was $32,275,255 and was recorded as employer contributions receivable as of December 31, 2011 and paid in cash by the Company in January 2012.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, allocations of the Company contributions and Plan earnings, and charged with an allocation of Plan losses and administrative expenses not otherwise paid by the Plan Sponsor. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments — Participants direct the investment of their contributions into various investment options offered by the Plan which are subject to change from time to time. As of December 31, 2011, the Plan offered and held within the Master Trust (see Note 8) 12 mutual funds, 16 commingled or collective trust funds, one employer stock fund, four separate accounts and a stable value investment option.

The Plan is intended to meet the requirements of section 404(c) of ERISA, with the result that participants, and no other fiduciaries, are responsible for the investments selected by participants for their Plan accounts. Participants also have the fiduciary responsibility for voting (and tendering) shares held in the Company stock fund, as described below.

Vesting — Participants are vested immediately in their contributions plus earnings thereon. Participants newly hired on or after January 1, 2004, are vested in any Company contributions upon the earlier of: (i) completion of three years of service, or (ii) termination of employment due to death, Retirement, Release or Total and Permanent Disability, each as defined by the Plan.

Other— Certain reservists and persons who provide military service are entitled to additional rights under the Plan. Additional rules apply to participants residing in Puerto Rico or in the event that the Plan becomes top-heavy as described in the Code.

Forfeitures — Forfeitures are used to reduce the year-end Company contributions for the year in which the forfeiture occurred. The forfeited nonvested account balances were $1,714,603 and $2,209,955 for the years ended December 31, 2011 and 2010, respectively. The forfeited nonvested account balance of $1,714,603 for the year ended December 31, 2011 was used to reduce the year-end Company match and Fixed Contributions made to the Plan in January 2012.

Loans to Participants — Generally, participants may borrow from their Plan accounts up to the lesser of $50,000 or 50% of their vested account balance. The loan is secured by the balance in the participant’s account and bears interest at a rate determined by the Plan Administrator. Fixed and Transition Contributions are not eligible for loans. Each loan processed is charged a $75 administrative fee. Generally, principal and interest are paid ratably through payroll deductions back to the individual participant’s account.

Payment of Benefits — Participants may elect to receive all or a portion of their vested account balance following termination of employment.

Participants may withdraw any vested amount allocated to their accounts in-service after attaining age 59-1/2. In the event of a hardship, participants may withdraw their vested employee and Company contributions to the extent permitted by the Plan. Voluntary employee contributions made before 1984 and after-tax employee contributions made after 1983 also may be withdrawn in-service, subject to Plan terms. Payments are made in cash and/or in-kind in shares of Morgan Stanley stock at the discretion of the participant. Non-hardship withdrawals are limited to eight per year.

A participant may elect to receive his or her vested interest in the Morgan Stanley Stock Fund in the form of shares recorded electronically in book entry form on the records of the Company’s transfer agent, Computershare via its Direct Registration System (“DRS”) service.

Plan Termination — Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In such event, participants become fully vested in any Company contributions to the extent required by the Code.

Employer Stock Provisions — The portion of the Plan that is invested in the Morgan Stanley Stock Fund and invested in “employer securities” as defined in the Code is designated an employee stock ownership plan to the extent provided in the Plan, and subject to additional plan provisions, including the right for eligible participants to elect to receive current cash dividend distributions relating to the Morgan Stanley Stock Fund.  Certain employees, including employees of Morgan Stanley Smith Barney LLC are not eligible to elect current cash dividend distributions relating to the Morgan Stanley Stock Fund.

Voting and Tender Rights — Each participant has the right to direct the Trustee on voting and tender decisions with respect to shares of Company stock allocable to his or her account under the Morgan Stanley Stock Fund and, in the case of voting (but not tender) decisions, a ratable share of any unvoted shares of Company stock held for the Plan in the Trust Fund.  Each participant may direct a vote on shares of Company common stock allocated to his or her Plan account and is notified by the Trustee prior to the time that such right is to be exercised. Unvoted shares, including shares held in the Plan’s forfeiture account, are voted in the same proportion as the total actual votes cast for or against the matter under consideration. Shares for which no tender direction is given by the participant to the Trustee will not be tendered. If there is a tender for less than all shares or if there are more tender directions than can be satisfied, participant shares are tendered on a pro rata basis. Voting and tender decisions are confidential. The right to provide directions on voting and tender decisions makes each participant a fiduciary of the Plan.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The Plan’s financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates —  The preparation of financial statements requires Plan management to make estimates and assumptions regarding the valuation of certain financial instruments that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from the estimates and assumptions used.

Administrative Expenses — Administrative expenses of the Plan are paid by the Plan, unless paid by the Plan’s Sponsor, as provided in the Plan document. The Plan Sponsor is under no obligation to pay the Plan’s administrative expenses. Investment fund balances were reduced by $230,097 during the year ended December 31, 2011 for administrative fees.

Payment of Benefits — Benefit payments to participants are recorded upon distribution. All amounts allocated to participants who elected to withdraw from the Plan during the years ended December 31, 2011 and 2010 were paid prior to year end.

Risks and Uncertainties — The Plan utilizes various investment options. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Investment Valuation and Income Recognition — The Plan’s interest in the Master Trust is measured at fair value.  Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date. (See Note 10)

In determining fair value, the Plan uses various valuation approaches and establishes a hierarchy for inputs used in measuring fair value that maximizes the use of relevant observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Plan. Unobservable inputs are inputs that reflect the Plan’s assumptions about the assumptions other market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the observability of inputs as follows:

Level 1 — Valuations based on quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

Level 2 — Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 — Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of observable inputs can vary from product to product and is affected by a wide variety of factors, including, for example, the type of product, whether the product is new and not yet established in the marketplace, the liquidity of markets and other characteristics particular to the product. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Plan in determining fair value is greatest for instruments categorized in Level 3 of the fair value hierarchy.

The Plan considers prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation the observability of prices and inputs may be reduced for many instruments. This condition could cause an instrument to be reclassified from Level 1 to Level 2 or Level 2 to Level 3 of the fair value hierarchy. For assets and liabilities that were transferred into Level 3 during the period, gains (losses) are presented as if the assets or liabilities had been transferred into Level 3 at the beginning of the period; similarly, for assets and liabilities that were transferred out of Level 3 during the period, gains (losses) are presented as if the assets or liabilities has been transferred out at the beginning of the period. In addition, a downturn in market conditions could lead to declines in the valuation of many instruments.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level of the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The fair value of the remaining interest in the Master Trust, other than the Stable Value Program (See Note 5), is based on the last sales price, the prevailing bid price or the prevailing net asset value at the close of trading on December 30.

In accordance with GAAP, the Stable Value Program is included at fair value in investments in the statements of net assets available for benefits, and an additional line item is presented representing the adjustment from fair value to contract value. The statement of changes in net assets available for benefits is presented on a contract value basis.

Plan investments are recorded on a trade date basis. The cost of Plan investments is based on the average cost method for individual securities.

Dividend income is recognized on the ex-dividend date. Benefits are recorded when paid. All other accounting records of the Plan, including, but not limited to, interest and dividends earned on investments, are recorded on an accrual basis.

Management fees and operating expenses charged to each of the investment options under the Plan are deducted from income earned and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Notes Receivable from Participants — Notes receivable from participants are measured at their unpaid principal balance. Interest is repaid monthly and any delinquent interest payments as of December 31, 2011 and 2010 were immaterial. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

New Accounting Pronouncements — In January 2010, the Financial Accounting Standards Board (“FASB”) issued guidance adding new disclosure requirements for Level 1 and 2 transfers, separate disclosures of purchases, sales, issuances, and settlements relating to Level 3 measurements and clarification of existing fair value disclosures. The new guidance became effective for periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which became effective for fiscal years beginning after December 15, 2010. The Plan prospectively adopted the new guidance in 2010, except for the Level 3 reconciliation disclosures, which were adopted in 2011. The adoption did not materially affect the Plan’s financial statements.

In September 2010, the FASB issued guidance concerning the reporting of loans to participants by defined contribution pension plans effective for fiscal years beginning after December 15, 2010. The new guidance requires that participant loans be classified as notes receivable rather than a plan investment and measured at unpaid principal balance plus accrued but unpaid interest rather than fair value. The guidance was adopted retrospectively and did not materially affect the Plan’s financial statements.

In May 2011, the FASB issued updated guidance concerning fair value measurement and disclosure requirements.  In addition, it provides guidance on measuring the fair value of financial instruments managed within a portfolio and the application of premiums and discounts on fair value measurements.  Also, the guidance requires the categorization by level for items that are only required to be disclosed at fair value.  The guidance requires additional disclosure for Level 3 measurements including the valuation techniques, significant unobservable inputs, and ranges of those inputs and a qualitative description of the sensitivity of fair value to changes in unobservable inputs and any interrelationships between those inputs.  The new guidance is effective for reporting periods beginning after December 15, 2011.  The adoption is effective for the 2012 Plan year and is not expected to materially affect the Plan’s financial statements.

3.	INVESTMENTS

All investments are participant-directed and are held within a Master Trust (See Notes 1 and 8). The Plan’s interest in Master Trust investments at fair value of $3,984,343,510 and $4,589,941,150 represented more than 5% of the Plan’s assets available for benefits as of December 31, 2011 and 2010, respectively. The Plan’s related interest in Master Trust net investment loss was $625,999,592 for the year ended December 31, 2011.

4.	DERIVATIVE INSTRUMENTS AND COMMITMENTS TO PURCHASE AND REVERSE REPURCHASE AGREEMENTS

Derivative instruments are permitted in the Plan’s portfolio only to the extent that they comply with all of the Plan’s policy guidelines, and are consistent with the Plan’s risk and return objectives. In addition, derivative instruments may be used only if they are deemed to be more attractive than a similar direct investment in the underlying cash market, or if the investment vehicle is being used to manage the risk of the portfolio. Any use of derivative instruments may not result in exposure of the Plan to investment sectors that are otherwise prohibited under the investment guidelines.

The investment guidelines established with each separate account manager for the Plan set forth the guidelines for the commitments that an investment manager may make with respect to derivative instruments. This investment policy does not apply to unleveraged securitized pools of assets or instruments with structured payment characteristics. Within the scope of the investment guidelines, the Plan may be invested in futures and options contracts and swaps.

Risks arise from adverse changes in the fair value of these contracts (market risk) and from losses that result from the failure (or absence) of internal controls to prevent or detect problems (control risk).

Futures and Options — The Master Trust held certain futures contracts on Eurodollars at December 31, 2011 and 2010 within the underlying investments of the PIMCO Real Return Fund during 2011 and 2010, and in the Stable Value Program and PIMCO Core Fixed Income Fund during 2011. Both written and purchase options were used in the underlying investments of the PIMCO Real Return Fund during 2011 and 2010, and in the Stable Value Program and PIMCO Core Fixed Income Fund during 2011. Written options were used in the Stable Value Program and PIMCO Core Fixed Income Fund during 2010. When the investment manager purchases or writes an option, an amount equal to the premium paid or received by the Plan is recorded as an asset or liability and is subsequently adjusted to the current market value of the option purchased or written. The fair value of these investments during 2011 and 2010 was immaterial and the changes in fair value are accounted for as net appreciation (depreciation) in fair value of investments.

Swaps — Under the investment managers’ standard International Swap and Derivatives Association agreements, counterparty risk is limited by provisions which allow for the mutual exchange of collateral should a swap’s market value exceed $250,000. Further, the investment managers are instructed to restrict trading to only those counterparties with the largest capitalization and highest credit ratings in the industry. Investment manager policy is to execute swaps only with counterparties whose credit rating is A-/A3 or better, unless otherwise approved by the Plan. As of December 31, 2011 and 2010, the investment assets held in the Master Trust included positions in several interest rate swaps where fixed rates were paid to counterparties in exchange for floating rates. These assets were held within the underlying investments of the Stable Value Program, PIMCO Core Fixed Income Fund and PIMCO Real Return Fund during 2011 and 2010. The Master Trust had several positions in credit default swaps as of December 31, 2011 and 2010 within the underlying investments of the PIMCO Real Return Fund and the PIMCO Core Fixed Income Fund. The Master Trust also had several positions in inflation swaps as of December 31, 2011 within the underlying investments of the PIMCO Real Return Fund. The fair value of these investments during 2011 and 2010 was immaterial and the changes in fair value are accounted for as net appreciation (depreciation) in fair value of investments.

Forward Foreign Currency Contracts — The Plan may enter into forward foreign currency contracts in order to hedge certain foreign currency denominated investments. Forward foreign currency commitments, however, are generally entered into with counterparties of high credit quality; therefore, the risk of nonperformance by the counterparties is considered negligible. Additionally, the Plan’s investment guidelines require that the forward foreign currency contracts be restricted in their application and used for economic hedging purposes. The Master Trust had positions in forward foreign currency contracts as of December 31, 2011 and 2010 within the underlying investments of the Stable Value Program and the PIMCO Real Return Fund. The fair value of these investments during 2011 and 2010 was immaterial and the changes in fair value are accounted for as net appreciation (depreciation) in fair value of investments.

Investments sold but not yet purchased (commitment to purchase agreements) and securities purchased under agreements to resell (reverse repurchase agreements)  — The investment manager, PIMCO, entered into several positions as a seller of “to be announced” securities (“TBA securities”), a tool used to purchase or sell mortgage pass-through securities (“MBS”). PIMCO has advised that it may choose to continue rolling TBA securities to a future delivery date on behalf of the Master Trust rather than taking delivery of the MBS securities. The fair value of investments sold but not yet purchased in the Master Trust was $22,558,455 and $53,744,941 as of December 31, 2011 and 2010, respectively. The fair value of securities purchased under agreements to resell in the Master Trust was $21,400,000 and $29,100,000 as of December 31, 2011 and 2010, respectively. Changes in fair value are accounted for as net appreciation (depreciation) in fair value of investments.

5.	INVESTMENT CONTRACTS

The Stable Value Program (the “Program”) is a separately-managed account held for the Plan within the Master Trust whereby participants have an opportunity to execute Plan transactions at contract value. Contract value generally represents contributions made to the Program, plus earnings, less participant withdrawals and certain expense items. (See Note 11.)

The Program is primarily composed of a portfolio of bonds and other fixed income securities owned by the Master Trust, plus investment contracts issued by financial institutions that are designed to provide (i) a contract value “wrap” around the majority of the Program’s underlying fixed income portfolio (the “Wrapped Assets”) and (ii) a stabilized interest crediting rate on the Wrapped Assets (the “Wrap Crediting Rate”), which is reset monthly, but not below zero. Under an agreement among the Plan Sponsor, Program Advisor and contract issuers, the (i) Wrap Crediting Rate, as determined under each wrap contract, after deducting the cost of each contract, will not be less than 1.50% per year from November 1, 2009 through March 31, 2011 and will not be less than 1.00% per year from April 1, 2011 through October 31, 2011, and will not be less than 0.50% per year from November 1, 2011 through October 31, 2012, unless renegotiated, and (ii) cost of each wrap contract will be limited to eight basis points per annum on Wrapped Assets. The wrap contracts seek to amortize realized and unrealized gains and losses on the Wrapped Assets over their duration through adjustments to future Wrap Crediting Rates. Unless otherwise agreed upon, the primary variables impacting future Wrap Crediting Rates include the current yield, duration, any existing difference between market and contract values of the Wrapped Assets and contract issuer, and Program and portfolio management fees. In addition to its Wrapped Assets, for liquidity purposes, the Program invests in short-term cash and equivalents which are not subject to the wrap contracts or otherwise guaranteed. The Program Crediting Rate (or yield) is the annualized rate a participant receives on an investment in the Program equal to the sum of (i) the Wrap Crediting Rate multiplied by the percentage of the Program’s assets that are Wrapped Assets, and

(ii) the annualized actual market returns on the Program’s assets invested in short-term cash and equivalents (which change daily) multiplied by the percentage of the Program’s assets invested for liquidity, adjusted for costs.

Wrap Contracts — Although the terms of the Program’s wrap contracts vary, wrap contracts generally are structured to be “evergreen”, subject to certain termination provisions. Wrap contracts typically permit termination by the entity retained by the Plan’s investment committee to manage the Program’s wrap contracts and liquidity (the “Program Advisor”) upon notice at market value. Also, wrap contracts typically provide for automatic termination if the contract value or the market value of the contract equals zero. If the market value equals zero due to a contract value withdrawal (but not a market value withdrawal), the contract issuer generally must pay the Program the remaining contract value. If the Program defaults in its obligations under the agreement and such default is not cured within the time permitted, then the wrap contract may be terminated by the contract issuer at market value. Generally, wrap contracts permit the contract issuer or Program Advisor to elect at any time to convert the wrapped portfolio to a declining duration strategy whereby the contract would terminate on a date which is based on the duration of the Wrapper Assets on the date of such election (“Amortization Election”). After the effective date of an Amortization Election, the Wrapped Assets must conform to the guidelines agreed upon by the contract issuer and the Program Advisor for the Amortization Election period. Such guidelines are intended to result in contract value equaling market value of the Wrapped Assets by such termination date. Other termination events may apply under a particular wrap contract.

Limitations on the Ability of the Program to Transact at Contract Value — Certain Plan Sponsor-initiated events and other events may limit the ability of Program Participants to transact at contract value. The Plan Sponsor believes that the occurrence of events that would cause the Program to transact at less than contract value is not probable.

Plan Sponsor-initiated Events —Although the terms of the Program’s wrap contracts vary (and may include additional events not listed below), the following are typical of types of employer-initiated events and other events that may limit the ability of an individual investing in a program like the Program to transact at contract value:

•	A failure of the plan or its trust to qualify for exemption from federal income taxes or of the wrap contract to qualify for a prohibited transaction exemption under ERISA

•	Any communication given to a plan participant designed to influence the participant not to invest in the program or to transfer assets out of the program

•	Any transfer of assets from the program directly into a competing investment option

•	The establishment of a new plan that competes with the plan for employee contributions

•	Complete or partial termination of the plan or its merger with another plan

•	A group termination or layoff, the closing of a plant, unit or facility or exclusion of a group of employees from participation in the plan

•	Implementation of an early retirement program

Other events potentially limiting the ability of a participant to transact at contract value typically include substantive modifications to a program or its administration to which the contract issuer has not consented in advance and any change in law, regulation, or administrative ruling that could have a material adverse effect on the Program’s cash flow.

Certain Risks —It is the policy of the Program to maintain a stable net asset value (NAV), although there is no guarantee that the Program will be able to do so. If any wrap contract terminates or otherwise fails to support the Program’s contract value, and if the market value of Wrapped Assets is less than their contract value, the Program’s NAV may decline. The Program’s ability to receive amounts due under the wrap contracts is dependent on the issuers’ ability to meet their financial obligations. The wrap issuers’ ability to meet their contractual obligations under the wrap contracts may be affected by future economic and regulatory developments.

The Program may not be able to maintain a stable NAV if, for any reason, it cannot maintain wrap contracts covering its Wrapped Assets. This could result from the Program’s inability to find a replacement wrap contract following termination of a wrap contract. Wrap contracts are nontransferable and have no trading market. There are a limited number of contract issuers. Subject to certain exceptions, the Program may lose wrap contract coverage for all or a portion of its Wrapped Assets that are in default or otherwise impaired.

Special Program Agreement:

On September 30, 2009, the Plan Sponsor entered into an agreement with the Program Advisor and contract issuers. Under the agreement, the Plan Sponsor funded $20 million to the Program on October 15, 2009.  Additionally, under certain conditions, the Plan Sponsor may have a future obligation to make a payment of $40 million to the Program following the third anniversary of the agreement, after which the Program would be wound down over a period of time. The future obligation is contingent upon whether the ratio of the market value to the contract value of the Wrapped Assets falls below a specific threshold and the Plan Sponsor and the contract issuers all decline to make payments to restore the Program to such threshold as of the third anniversary of the agreement.

The Program’s yield was 0.50% and 1.52% as of December 31, 2011 and 2010, respectively. The Program’s contract value as of December 31, 2011 and 2010, was $574,372,686 and $582,591,841, respectively, and its fair market value net of receivables and payables as of December 31, 2011 and 2010, was $569,438,610 and $560,979,418, respectively.

Average Yields

Stable Value Program average yields:	2011
Based on annualized earnings (1)	1.02%
Based on interest rate credited to participants (2)	0.50%

(1)	Computed by dividing the annualized one-month actual earnings of the Program for the last month of the plan year by the fair market value of the investments on the report date.

(2)	Computed by dividing the annualized one-month interest credited to participants for the last month of the plan year by the fair market value of the investments on the report date.

6.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

As of December 31, 2011, there were 35 investment options within the Master Trust available in the Plan, seven of which are managed by Morgan Stanley Investment Management, two of which are managed by an affiliate of the Plan’s Trustee, 25 of which are managed by third parties and one of which is an employer stock fund (the Morgan Stanley Stock Fund). Management fees paid out of the Master Trust for 2011 were $1,208,601 of which $291,446 related to party-in-interest investments. The BlackRock Liquidity Funds - FedFund Institutional Portfolio was only available for participants of the Savings Plan. Total party-in-interest investments amounted to $2,993,222,172 and $3,638,529,146 as of December 31, 2011 and 2010, respectively. The Mellon S&P 500 Fund is a common collective trust sponsored by The Bank of New York Mellon who is the Trustee and Custodian for the Master Trust.

Total investments for this fund sponsored by The Bank of New York Mellon were $328,473,545 and $317,645,643 as of December 31, 2011 and 2010, respectively, and the fund appreciated by $6,227,680 during the year ended December 31, 2011. For 2011, Dreyfus Corporation, an affiliate of the Trustee, became an external investment advisor for the Stable Value Program under the Plan, which held $574,372,686 as of December 31, 2011, and which earned income of $6,279,039 (net of management fees) during the year ended December 31, 2011. For 2010, Dwight Asset Management was an external investment advisor for the Stable Value Program under the Plan, which held $582,591,841 as of December 31, 2010. The remaining party-in-interest investments, with assets totaling $2,090,475,941 and $2,738,291,662 as of December 31, 2011 and 2010, respectively, and depreciation of $737,774,140 during the year ended December 31, 2011, are the Morgan Stanley Stock Fund and funds managed by Morgan Stanley Investment Management, an affiliate of the Plan Sponsor.

Certain officers and employees of the Plan Sponsor (who may also be participants in the Plan) perform administrative services related to the operation, record keeping and financial reporting of the Plan. The Plan Sponsor pays these salaries and other administrative expenses on behalf of the Plan. Certain fees, including fees for the investment management services, to the extent not paid by the Plan Sponsor, are paid by the Plan.

As of December 31, 2011 and 2010, the Master Trust held 406,334,128 units and 380,906,945 units, respectively, of common stock of Morgan Stanley with a cost basis of $1,428,084,797 and $1,373,955,172, respectively. Eligible participants have the opportunity to elect to receive current cash payment of the dividends paid on the Morgan Stanley Stock Fund held within the Plan to the extent provided in the Plan. The Morgan Stanley Stock Fund had dividend income of $9,678,473 as of December 31, 2011.

7.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Plan Sponsor by a letter dated May 13, 2009, that the Plan and its related trust were designed in accordance with the applicable regulations of the Code. In addition, the Plan has also received a determination letter from the Commonwealth of Puerto Rico, Department of the Treasury dated May 2, 2007, that the Plan meets the requirements of Section 1165(a) of the Puerto Rico Internal Revenue Code (the “Puerto Rico Code”). The Plan has been amended since receiving these letters, however, the Plan Sponsor and the Plan Administrator believe the Plan is currently designed and operated in compliance with the applicable requirements of the Code and the Puerto Rico Code.

The Plan Sponsor has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain tax positions taken by the Plan that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Sponsor believes it is no longer subject to income tax examinations for years prior to 2008.

8.	INTEREST IN MORGAN STANLEY DEFINED CONTRIBUTION MASTER TRUST

All of the Plan’s investments are held in a trust account at the Trustee and consist of an undivided interest in an investment account of the Master Trust, established by the Plan Sponsor and administered by the Trustee. Use of the Master Trust permits the commingling of certain assets of the Plan and the Savings Plan for investment and administrative purposes. However, although these assets of the Plan and the Savings Plan are commingled in the Master Trust for investment purposes, the Trustee maintains supporting records for the purpose of allocating the net appreciation or depreciation of the investment account to the participating plans. The net investment income of the investment assets was allocated by the Trustee to each participating plan based on the performance of each investment attributable to each plan. The Plan did not participate in the BlackRock Liquidity Funds - FedFund Institutional Portfolio held in the Master Trust, and the Savings Plan did not participate in the Stable Value Program held in the Master Trust. As of December 31, 2011 and 2010, the Plan’s interest in the Master Trust was approximately 87% and 92%, respectively.

The following table represents the fair values of the investments of the Master Trust as of December 31, 2011 and 2010:

	December 31,
	2011	2010
Investments:
Morgan Stanley common stock
Party-in-interest	$727,354,675	$1,221,620,397
Registered investment companies
Money Market (other)*	53,215,996	35,961,227
Equity
Party-in-interest	1,192,436,620	1,329,794,217
Other	345,464,053	342,603,134
Fixed income (other)	90,834,164	73,737,652
Real Estate Investment Trust (party-in-interest)	97,997,675	108,837,473
Common collective trust—balanced
Party-in-interest	328,473,545	317,645,643
Other	733,801,614	635,981,725
Managed Accounts
Stable Value Program (party-in-interest)**	569,438,610	560,979,418
PIMCO Core Fixed Income (other)	148,273,995	113,088,193
PIMCO Real Return (other)	131,073,049	113,146,683
MSIM Emerging Markets Debt SA (party-in-interest)	72,686,972	78,039,575
PIMCO Foreign Bond (other)	45,192,182	36,073,918
Systematic Mid Cap Value (other)	26,335,524	-
Jacobs Levy Mid Cap Value SA (other)	-	26,017,737
Investments at fair value	4,562,578,674	4,993,526,992
Adjustment from fair value to contract value for fully
benefit-responsive investment contracts	4,934,076	21,612,423

Total investments	$4,567,512,750	$5,015,139,415
Plan’s interest in Master Trust investments at fair value	$3,984,343,510	$4,589,941,150

* The BlackRock Liquidity Funds - FedFunds Institutional Portfolio is only available as an investment option for participants of the Savings Plan

** The Stable Value Program is only available as an investment option for participants of the Plan

In accordance with GAAP, the Master Trust presents investment contracts at fair value, as well as an additional line item above and on the Plan’s statement of net assets available for benefits showing an adjustment of the fully benefit-responsive investment contracts from fair value to contract value. Net investment income for the investment contracts is presented on a contract value basis. Fair value is based on the market value of underlying portfolio. Contract value represents contributions made to the Program, plus earnings, less participant withdrawals and less fees paid.

The following table represents net investment appreciation (depreciation) for the Master Trust for the year ended December 31, 2011:

Net appreciation (depreciation):
Morgan Stanley common stock (party-in-interest)	$(579,948,767)
Registered investment companies
Money market (other)	24,149
Equity
Party-in-interest	(142,645,829)
Other	(21,485,884)
Fixed income (other)	(6,499,118)
Real Estate Investment Trust (party-in-interest)	(13,122,136)
Common collective trusts—balanced
Party-in-interest	6,227,680
Other	(17,096,009)
Managed Accounts
MSIM Emerging Markets Debt SA (party-in-interest)	(2,057,408)
Systematic Mid Cap Value (other)	(4,839,106)
Jacobs Levy Mid Cap Value SA (other)	3,436,369
PIMCO Foreign Bond (other)	3,183,563
PIMCO Real Return (other)	15,163,897
PIMCO Core Fixed Income (other)	8,216,500

Total net appreciation (depreciation) in fair value of investments	(751,442,099)

Total interest*	6,279,331
Total dividends	56,384,732

Total net investment appreciation (depreciation) for Master Trust	$(688,778,036)

Plan's interest in net investment appreciation (depreciation) for Master Trust	$(625,999,592)

* Includes appreciation related to the Stable Value Program

9.	RECONCILIATION TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2011 and 2010:

	2011	2010

Net assets available for benefits per the financial statements	$4,202,818,590	$4,769,772,913
Adjustment from contract value to fair value for fully
benefit-responsive investment contracts	(4,934,076)	(21,612,423)

Net assets available for benefits per the Form 5500	$4,197,884,514	$4,748,160,490

The following is a reconciliation of the increase in net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2011:

Decrease in net assets available for benefits per the financial statements	$(566,954,323)
Adjustment from contract value to fair value for fully
benefit-responsive investment contracts December 31, 2010	21,612,423
Adjustment from contract value to fair value for fully
benefit-responsive investment contracts December 31, 2011	(4,934,076)

Net loss per the Form 5500	$(550,275,976)

10.	FAIR VALUE MEASUREMENTS

The following investment option disclosures apply to the investment funds in the Master Trust as of December 31, 2011 and 2010.

Registered Investment Companies (“RIC’s”) – Mutual funds that are registered with the SEC and are intended to meet the requirements of the Investment Company Act of 1940 with respect to income distribution, fee structure, and diversification of assets. During 2011, the trust account held investments in MSIF Funds, the Royce Special Equity Fund, the Dodge & Cox Stock Fund, the Invesco Van Kampen Growth & Income Fund, the Stone Harbor High Yield Bond Fund, the Eaton Vance Global Macro Absolute Return Fund and the BlackRock Liquidity Funds - FedFund Institutional Portfolio (available as an investment option only for participants of the Savings Plan). As RIC’s, these funds are obligated to stand ready to transact in either purchases or redemptions at the NAV. There were no unfunded commitments and no restricted redemption notice periods. With the exception of the BlackRock Liquidity Funds - FedFund Institutional Portfolio investment option which has no restrictions on sales, the Plan prohibits the sale of these investment options within 30 days of a purchase into that investment option.

Managed Accounts – Morgan Stanley Common Stock Fund, Separate Accounts, Stable Value Program and Non-public RIC’s – The Master Trust held investments in the Morgan Stanley Common

Stock Fund holding Morgan Stanley common stock and containing a short-term investment fund to facilitate participant transactions in and out of the fund. The NAV of the fund is determined by the Trustee based on observable inputs provided by the investment manager, but is not listed or traded on an active exchange and therefore the fund is categorized as Level 2 of the fair value hierarchy. There were no unfunded commitments and no restricted redemption notice periods. The Company has specific rules that govern employee transactions in Morgan Stanley stock. Employees may transact in Morgan Stanley stock (including the Morgan Stanley Common Stock Fund) only during a window period. Shorter window periods apply to those employees deemed Access Persons by the Company. Access Persons are prohibited from selling the Morgan Stanley Stock Fund within six months of a purchase.

The separate accounts (“Separate Accounts”) are professionally managed portfolios of securities that use pooled money to buy investments owned by the Master Trust for the benefit of participants. The participants share in the appreciation and depreciation in proportion to their contribution to the account. Separate Accounts are administered and supervised by investment managers who decide how to invest the funds contributed by investors. During 2011 and 2010, the Master Trust held separate account investments in the MSIM Emerging Markets Debt Fund, the Systematic Mid Cap Value Fund, the Jacobs Levy Mid Cap Value Fund, the PIMCO Core Fixed Income Fund, the PIMCO Real Return Fund and the Stable Value Program. The Trustee is responsible for determining the fund’s NAV. Terms of the agreements with the investment managers (“Investment Management Agreements”) for the Separate Accounts, other than the Stable Value Program, permit the termination of the agreement and the distribution of the fund securities at fair value  and, as such, the Separate Accounts, other than the Stable Value Program, are categorized as Level 2 of the fair value hierarchy. There were no unfunded commitments and no restricted redemption notice periods. With the exception of the Stable Value Program investment option which has no restrictions on sales, the Plan prohibits the sale of these investment options within 30 days of a purchase into that investment option.

The Stable Value Program invests in wrap contracts with Royal Bank of Canada, Bank of America and NATIXIS Financial Products, which are collateralized by shares of the PIMCO Core Moderate Duration Portfolio and the JPMorgan Custom Stable Value Portfolio, which are separately managed accounts and the BlackRock Custom Stable Value Portfolio which consists of commingled funds. In addition to the wrap contracts and collateralized assets, the Program invests in the MSILF Prime Portfolio and a short-term investment fund at the Trustee. The Program is carried at contract value and the fair value of the underlying assets is determined by the Program Advisor who has management responsibility for the Program. Effective January 1, 2011, The Dreyfus Corporation, an affiliate of Bank of New York Mellon, assumed management responsibility for the Program from Dwight Asset Management. Since participants transact in the Stable Value Program Fund at contract value and the fair value of the underlying assets is determined by the Program Advisor, the fair value of the Stable Value Program is categorized as Level 3 in the fair value hierarchy. There were no unfunded commitments, no restricted redemption notice periods and no restriction on the frequency of redemptions.

The non-public RIC’s are investments in the PIMCO Foreign Bond (unhedged) and the PIMCO Real Return Fund that, while RIC’s, require the Trustee to calculate the NAV since these funds have a daily interest rate factor that pays a monthly dividend. These funds are readily redeemable at their calculated NAV’s and are therefore categorized as Level 2 in the fair value hierarchy. There were no unfunded commitments and no restricted redemption notice periods. The Plan prohibits the sale of these investment options within 30 days of a purchase into that investment option.

Common/ Collective Trust Funds –  Each investment fund is administered and supervised by its respective investment manager who decides how to invest the contributed funds. The investment manager is responsibile for determining the fund’s NAV, unless there is a fee accrual, in which case the Trustee is responsible for determining the NAV. During 2011 and 2010, the trust account held investments in funds managed by BlackRock, Inc., in the Pyramis Select International Small Cap Fund, in the Artisan International Growth Trust and in a collective trust sponsored by the Trustee. Terms of the Investment Management Agreements permit the termination of the agreement and the receipt of the fund securities at fair value within 30 days and, because transactions into or out of the funds are at the NAV, Common/ Collective Trust Funds are categorized as Level 2 of the fair value hierarchy. There were no unfunded commitments and no restricted redemption notice periods. Other than the funds managed by BlackRock, Inc., from which the Plan does not restrict the frequency of redemptions, the Plan prohibits the sale of the Common/ Collective Trust Fund investment options within 30 days of a purchase into that investment option. A 2% redemption fee applies to all transfers out of the Pyramis Select International Small Cap Fund within 90 days of acquisition for disposition of shares other than for loans, hardship withdrawals, minimum required distributions, redemptions pursuant to systematic withdrawal programs, forfeiture of assets, return of excess contribution amounts, redemptions related to death, disability, or qualified domestic relations orders and payment of plan fees.

The following tables set forth by level within the fair value hierarchy the investment assets at fair value in the Master Trust as of December 31, 2011 and 2010. The Eaton Vance Global Macro Absolute Return Fund, introduced in December 2010 and having a fair value of $12,417,369 and $151,607 as of December 31, 2011 and 2010, respectively, was transferred effective January 1, 2011 to Fixed Income Funds, reported in Level 1 of the fair value hierarchy, from Common / Collective Trusts, reported in Level 2 of the fair value hierarchy.

	Investment Assets at Fair Value as of December 31, 2011
	Quoted Prices in Active Markets for Identical Assets	Significant Observable Inputs	Significant Unobservable Inputs

	Level 1	Level 2	Level 3	Total
Registered Investment Companies
Equity Funds	$1,537,900,673	$-	$-	$1,537,900,673
Fixed Income Funds	90,834,164	-	-	90,834,164
Real Estate Investment Trust Funds	97,997,675	-	-	97,997,675
Money Market Funds	53,215,996	-	-	53,215,996
Managed Accounts
Morgan Stanley Common Stock Fund	-	727,354,675	-	727,354,675
MSIM Emerging Markets Debt SA	-	72,686,972	-	72,686,972
PIMCO Foreign Bond	-	45,192,182	-	45,192,182
PIMCO Real Return	-	148,273,995	-	148,273,995
PIMCO Core Fixed Income	-	131,073,049	-	131,073,049
Systematic Mid Cap Value		26,335,524		26,335,524
Stable Value Program	-	-	569,438,610	569,438,610

Common/ Collective Trusts	-	1,062,275,159	-	1,062,275,159

Total Investment in Master Trust	$1,779,948,508	$2,213,191,556	$569,438,610	$4,562,578,674

	Investment Assets at Fair Value as of December 31, 2010
	Quoted Prices in Active Markets for Identical Assets	Significant Observable Inputs	Significant Unobservable Inputs

	Level 1	Level 2	Level 3	Total
Registered Investment Companies
Equity Funds	$1,672,397,351	$-	$-	$1,672,397,351
Fixed Income Funds	73,737,652	-	-	73,737,652
Real Estate Investment Trust Funds	108,837,473	-	-	108,837,473
Money Market Funds	35,961,227	-	-	35,961,227
Managed Accounts
Morgan Stanley Common Stock Funds	-	1,221,620,397	-	1,221,620,397
MSIM Emerging Markets Debt SA	-	78,039,575	-	78,039,575
PIMCO Foreign Bond	-	36,073,918	-	36,073,918
PIMCO Real Return	-	113,146,683	-	113,146,683
PIMCO Core Fixed Income	-	113,088,193	-	113,088,193
Jacobs Levy Mid Cap Value SA	-	26,017,737	-	26,017,737
Stable Value Program	-	-	560,979,418	560,979,418

Common/ Collective Trusts	-	953,627,368	-	953,627,368

Total Investment in Master Trust	$1,890,933,703	$2,541,613,871	$560,979,418	$4,993,526,992

Changes in Level 3 Assets  Measured at Fair Value — The table below sets forth a summary of changes in the fair value of the Master Trust’s Level 3 investment for the year ended December 31, 2011.

	Balance, beginning of year	Realized, gains/(losses)	Unrealized, gains/(losses)	Purchases	Sales	Settlements	Balance, end of year	The amount of total loss for the period included in net assets attributable to the change in unrealized loss related to assets still held at the reporting date
Stable Value Program	$560,979,418	$12,318,086	$(6,039,047)	$73,651,510	$(75,902,207)	$4,430,850	$569,438,610	$(6,712,979)

The valuation methods as described in Note 2 may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

11.	SUBSEQUENT EVENTS

For the year ended December 31, 2011, subsequent events were evaluated through June 27, 2012, the date the financial statements were issued.

Effective January 3, 2012, Bank of New York Mellon was replaced as the Plan Trustee by The Northern Trust Company, N.A.

Effective January 1, 2012, residents of the Commonwealth of Puerto Rico will no longer be eligible for further participation in the Plan.

Effective January 1, 2012, domestic relations orders that are submitted for qualification on or after January 1, 2012 will incur a $750 qualification fee which will be split between the Participant’s and Alternate Payee’s accounts.

On January 30, 2012, the Plan Sponsor submitted an application to the Internal Revenue Service for an updated favorable determination letter as to the Plan’s continued qualification under the Code.

Stable Value Program:
On September 30, 2009, Morgan Stanley & Co. Incorporated, the prior Plan Sponsor, entered into an agreement with the Program Advisor and certain other parties. The Program and the agreement will both be terminated on July 31, 2012.  As of June 30, 2012, all assets of the Program will be liquidated and transitioned to the BlackRock Liquidity Funds – FedFund, a money market fund, and the Northern Trust Co. Collective Short-Term Investment Fund for Qualified Plans.  Upon completion of the liquidation, market value of assets will exceed book value of assets.

The Program’s wrap contracts, which generally ensure that the book value of participant accounts is maintained, will be phased out and will terminate fully on July 31, 2012.  During the period leading up to the Program’s termination, the Program’s interest crediting rate will be periodically reset to include any net return on assets and an amortization of Program assets in excess of book value of participant accounts (after deductions for Program expenses).

SUPPLEMENTAL SCHEDULE

MORGAN STANLEY 401(K) PLAN

EIN# 20-8764829, Plan# 003
FORM 5500, SCHEDULE H, PART IV, LINE 4i-
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2011

	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value
(a)	(b)	(c)	(d)	(e)

*	Various Participants	Participant Loans (secured by account, rates ranging from 4.25% to 10.50%; with maturity dates ranging from 2012 to 2027)	**	$51,827,994
TOTAL				$51,827,994

*  Party-in-interest

**  Cost information is not required for participant-directed investments and, therefore, is not included.

Index to Exhibits

Exhibit 23.1     Consent of Deloitte & Touche LLP

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Morgan Stanley 401(k) Plan (Name of Plan)

Date:	June 27, 2012	By:	/s/ Patricia Gould
(Signature)
		Name:	Patricia Gould
		Title:	Morgan Stanley Global Head of Compensation and Benefits